UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2018

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. Oct. 30, 2018 ASE Technology Holding Third Quarter 2018 Earnings Release

Safe Harbor Notice 2 This presentation contains "forward - looking statements" within the meaning of Section 27 A of the United States Securities Act of 1933 , as amended, and Section 21 E of the United States Securities Exchange Act of 1934 , as amended . Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward - looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20 - F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.

Consolidated Statements of Comprehensive Income 3 Quarterly Comparison (unaudited) FX (NTD/USD) 30.61 29.57 30.22 Q3 / 2018 % Q2 / 2018 % Q3 / 2017 % QoQ YoY (NT$ Million) Net Revenues: Packaging 53,473 49 . 7% 44,318 52 . 4% 32,880 44 . 5% 21% 63% Testing 10,838 10 . 1% 8,467 10 . 0% 6,889 9 . 3% 28% 57% EMS 41,996 39 . 0% 30,472 36 . 1% 33,098 44 . 8% 38% 27% Others 1,290 1 . 2% 1,244 1 . 5% 1,011 1 . 4% 4% 28% Total Net Revenues 107,597 100 . 0% 84,501 100 . 0% 73,878 100 . 0% 27% 46% Gross Profit 18,381 17 . 1% 13,710 16 . 2% 13,848 18 . 7% 34% 33% Operating Income (Loss) 8,372 7 . 8% 5,387 6 . 4% 7,068 9 . 6% 55% 18% Pretax Income (Loss) 8,117 7 . 5% 12,920 15 . 3% 7,815 10 . 6% - 37% 4% Income Tax Benefit (Expense) (1,554) - 1 . 4% (1,268) - 1 . 5% (1,083) - 1 . 5 % Noncontrolling Interest (306) - 0 . 3% (189) - 0 . 2% (396) - 0 . 5 % Net Income Attributable to Shareholders of the Parent 6,257 5 . 8% 11,463 13 . 6% 6,336 8 . 6% - 45% - 1 % Basic EPS 1.47 2.70 1.52 - 46% - 3 % Diluted EPS 1.43 2.69 1.39 - 47% 3% EBITDA 21,579 20 . 1% 24,893 29 . 5% 15,244 20 . 6% - 13% 42% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

ATM Statements of Comprehensive Income 4 Quarterly Comparison (unaudited) FX (NTD/USD) 30.61 29.57 30.22 Q3 / 2018 % Q2 / 2018 % Q3 / 2017 % QoQ YoY (NT$ Million) Net Revenues: Packaging 54,321 81 . 9% 44,973 82 . 5% 33,897 81 . 0% 21% 60% Testing 10,839 16 . 3% 8,467 15 . 5% 6,889 16 . 5% 28% 57% Direct Material 1,134 1 . 7% 1,059 1 . 9% 1,048 2 . 5% 7% 8% Others 30 0 . 1% 35 0 . 1% 20 0 . 0% - 14% 50% Total Net Revenues 66,324 100 . 0% 54,534 100 . 0% 41,854 100 . 0% 22% 58% Gross Profit 14,268 21 . 5% 10,845 19 . 9% 10,486 25 . 1% 32% 36% Operating Income (Loss) 6,713 10 . 1% 4,598 8 . 4% 5,724 13 . 7% 46% 17% Pretax Income (Loss) 7,355 11 . 1% 12,530 23 . 0% 7,205 17 . 2% - 41% 2% Income Tax Benefit (Expense) (1,181) - 1 . 8% (1,095) - 2 . 0% (784) - 1 . 9 % Noncontrolling Interest 83 0 . 1% 28 0 . 1% (85) - 0 . 2% 196% Net Income Attributable to Shareholders of the Parent 6,257 9 . 4% 11,463 21 . 0% 6,336 15 . 1% - 45% - 1 % EBITDA 19,092 28 . 8% 23,306 42 . 7% 13,175 31 . 5% - 18% 45% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

Consolidated Statements of Comprehensive Income Quarterly Comparison, Pro - forma Consolidated 2 (unaudited) FX (NTD/USD) 30.61 29.57 30.22 Q3 / 2018 % Q2 / 2018 % Q3 / 2017 % QoQ YoY (NT$ Million) Net Revenues: ATM 65,360 60 . 7% 61,042 66 . 5% 62,673 65 . 4% 7% 4% EMS 41,996 39 . 1% 30,472 33 . 2% 33,098 34 . 5% 38% 27% Others 241 0 . 2% 243 0 . 3% 63 0 . 1% - 1% 283% Total Net Revenues 107,597 100 . 0% 91,757 100 . 0% 95,834 100 . 0% 17% 12% Gross Profit 18,381 17 . 1% 14,735 16 . 1% 17,458 18 . 2% 25% 5% Operating Income (Loss) 8,372 7 . 8% 5,696 6 . 2% 8,356 8 . 7% 47% 0% Net Income Attributable to Shareholders of the Parent 6,257 5 . 8% 3,492 3 . 8% 6,300 6 . 6% 79% - 1 % Basic EPS 1 . 4 7 0 . 8 2 1 . 5 1 79% - 3 % Additional Commentary From Management: Gross Profit excl. PPA expenses 4 Operating Profit excl. PPA expenses 4 Net Profit excl. PPA expenses 4 & disposal gain 3 19,586 9,830 7,715 18.2% 9.1% 7.2% 15,940 7,153 4,950 17.4% 7.8% 5.4% 18,662 9,814 7,758 19.5% 10.2% 8.1% 23% 37% 56% 5% 0% - 1 % Basic EPS excl. PPA expenses 4 & disposal gain 3 1 . 8 1 1 . 1 7 1 . 8 6 55% - 3 % Pro Forma Basis 2 5 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. 3 : Investment disposal gain related to Real Estate of NT$4.2bn in 2Q17. 4 : PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ATM Statements of Comprehensive Income Quarterly Comparison, Pro - forma Consolidated 2 (unaudited) FX (NTD/USD) 30 . 6 1 29 . 5 7 30 . 2 2 ( N T$ Mi l lio n ) Q 3 / 2018 % Q2 / 2018 % Q3 / 2017 % QoQ YoY ATM Net Revenues 66,324 100 . 0% 61,790 100 . 0% 63,809 100 . 0% 7% 4% Gross Profit 14,268 21 . 5% 11,870 19 . 2% 14,096 22 . 1% 20% 1% Operating Income (Loss) 6,713 10 . 1% 4,907 7 . 9% 7,012 11 . 0% 37% - 4 % Net Income Attributable to Shareholders of the Parent 6,257 9 . 4% 3,492 5 . 7% 6,300 9 . 9% 79% - 1 % Additional Commentary From Management: Gross Profit excl. PPA expenses 4 15,473 23 . 3% 13,074 21 . 2% 15,301 24 . 0% 18% 1% Operating Profit excl. PPA expenses 4 8,171 12 . 3% 6,365 10 . 3% 8,470 13 . 3% 28% - 4% 6 Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. 4 : PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ATM Operations Pro - forma Consolidated 2 (unaudited) 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. Pro Forma Basis 2 11, 3 85 11, 5 80 14, 0 96 14, 1 43 9, 4 91 11, 8 70 14, 2 68 57, 9 36 59, 4 73 63, 8 09 63, 4 17 55, 9 85 61, 7 90 66, 3 24 19.7% 19.5% 22.1% 22.3% 17.0% 19.2% 21.5% 0% 1 0% 2 0% 3 0% 0 1 0 , 0 0 0 2 0 , 0 0 0 3 0 , 0 0 0 4 0 , 0 0 0 5 0 , 0 0 0 6 0 , 0 0 0 7 0 , 0 0 0 Q 1 /17 Q 2 /17 Q 3 /17 Q 4 /17 Q 1 /18 Q 2 /18 Q 3 /18 NT$ Million Revenue Gross Profit Gross Margin 7

ATM Revenue by Application (unaudited) 11% 32% 34% 11% 34% 11% 33% 12% 33% 14% 31% 16% 32% 14% 55% 55% 55% 53% 53% 54% 6 0% 8 0% 1 0 0% 4 0% 57% 2 0% 0% Q 1 /17 Q 2 /17 Q 3 /17 Q 4 /17 Q 1 /18 Q 2 /18 Q 3 /18 Communication Computer Automotive, Consumer & Others 8 Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

2% 2% 2% 2% 2% 2% 2% 15% 7% 45% 31% 15% 7% 46% 30% 16% 7% 44% 31% 16% 7% 43% 32% 15% 7% 46% 30% 15% 7% 45% 31% 16% 8% 43% 31% 4 0% 6 0% 1 0 0% 8 0 % Material Testing Discrete and Other Wirebonding Bump/FC/WLP/SiP 9 ATM Revenue by Type (unaudited) Pro Forma Basis 2 20% 0% Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

EMS Statements of Comprehensive Income 10 Quarterly Comparison (unaudited) FX (NTD/USD) 30.61 29.57 30.22 (NT$ Million) Q3 / 2018 % Q2 / 2018 % Q3 / 2017 % QoQ YoY EMS Net Revenues 42,009 100 . 0% 30,476 100 . 0% 33,100 100 . 0% 38% 27% Gross Profit 4,163 9 . 9% 2,868 9 . 4% 3,409 10 . 3% 45% 22% Operating Income (Loss) 1,734 4 . 1% 811 2 . 7% 1,431 4 . 3% 114% 21% Pretax Income (Loss) 2,032 4 . 8% 1,066 3 . 5% 1,666 5 . 0% 91% 22% Income Tax Benefit (Expense) (356) - 0 . 8% (158) - 0 . 5% (293) - 0 . 9 % Noncontrolling Interest (397) - 0 . 9% (219) - 0 . 7% (338) - 1 . 0 % Net Income Attributable to Shareholders of the Parent 1,279 3 . 0% 689 2 . 3% 1,035 3 . 1% 86% 24% EBITDA 2,556 6 . 1% 1,589 5 . 2% 2,180 6 . 6% 61% 17%

EMS Operations EMS Revenue Breakdown (unaudited) 49% 48% 45% 42% 42% 38% 34% 15% 17% 14% 14% 17% 19% 14% 22% 20% 26% 32% 24% 25% 36% 7% 8% 8% 6% 9% 11% 10% 6% 5% 7% 6% 5% 1% 1% 6% 6% 1% 1% 1% 1% 1% 0% 2 0% 4 0% 6 0% 8 0% 1 0 0% Q 1 /17 Q 2 /17 Q 3 /17 Q 4 /17 Q 1 /18 Q 2 /18 Q 3 /18 Others Automotive Industrial Consumer Computer & Storage Communication 11

Key Balance Sheet Items & Indices (unaudited) 12 (NT$ Million) Sept. 30, 2018 Jun. 30, 2018 Cash and cash equivalent 55 , 33 5 68 , 02 8 Financial assets - current 8 , 27 8 16 , 96 6 Financial assets - non current & investments - equity method 13 , 69 8 13 , 20 2 Property, plant & equipment 216 , 20 0 218 , 44 7 Total assets 535,971 544,971 Short - term borrowings & short - term bills payable 63 , 36 5 57 , 34 1 Current portion of bonds payable 0 0 Current portion of long - term borrowings & capital lease obligations 24 , 42 0 24 , 92 4 Bonds payable 16 , 98 5 16 , 98 4 Long - term borrowings & capital lease obligations 103 , 38 6 117 , 38 8 Total interest bearing debt 208 , 15 6 216 , 63 7 Total liabilities 324,838 333,016 Total equity (Including non - controlling interest) 211,133 211,955 Quarterly EBITDA 21,579 24,893 Current ratio 1 . 0 4 1 . 1 1 Net debt to equity 0 . 6 8 0 . 6 2

Equipment Capital Expenditure vs. EBITDA (unaudited) 280 314 192 230 327 383 290 542 858 715 737 558 647 705 0 3 0 0 6 0 0 9 0 0 Q 1 /17 Q 2 /17 Q 3 /17 Q 4 /17 Q 1 /18 Q 2 /18 Q 3 /18 US$ Million Capex EBITDA 13 Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

Fourth Quarter 2018 Outlook 14 Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2018 to be as follows: • On a pro - forma basis and in USD term, ATM 4Q18 business should be similar to 2Q18; • ATM 4Q18 gross margin should be similar to 3Q18 levels; • In USD term, EMS 4Q18 business sequential growth rate should be slightly lower than 3Q18’s sequential growth rate; • EMS 4Q18 operating margin should be similar to 3Q18 levels.

Thank You w w w. a s e g l o b a l . c o m 15

Appendix: Consolidated Statements of Comprehensive Income Pro Forma Basis 16 Pro - forma Consolidated 2 (unaudited) 2 FX (NTD/USD) 31 . 2 0 30.18 30.22 30 . 0 8 29.33 29.57 (NT$ Million) Q1 / 2017 Q2 / 2017 Q3 / 2017 Q4 / 2017 Q1 / 2018 Q2 / 2018 Net Revenues: ATM 56,614 58,197 62,673 62,143 54,969 61,042 EMS 29,355 28,210 33,098 43,285 28,686 30,472 Others 133 44 63 181 224 243 Total Net Revenues 86,102 86,451 95,834 105,609 83,879 91,757 Gross Profit 14,527 14,668 17,458 18,074 12,178 14,735 Operating Income (Loss) 5,758 5,697 8,356 8,654 4,054 5,696 Net Income Attributable to Shareholders of the Parent 1,953 7,802 6,300 5,778 736 3,492 Basic EPS 0 . 5 1 1 . 9 2 1.51 1 . 3 6 0 . 1 7 0.82 Net Income excl. investment disposal gain related to Real Estate 3 1 , 95 3 3,569 6,300 5 , 77 8 736 3,492 Basic EPS excl. Investment disposal gain 3 0 . 5 1 0 . 8 8 1.51 1 . 3 6 0 . 1 7 0.82 Additional Commentary From Management: Gross Profit excl. PPA expenses 4 Operating Profit excl. PPA expenses 4 Net Profit excl. PPA expenses 4 & disposal gain 3 15,732 7,216 3,411 15,873 7,155 5,027 18,662 9,814 7,758 19,279 10,112 7,236 13,383 5,512 2,194 15,940 7,153 4,950 Basic EPS excl. PPA expenses 4 & disposal gain 3 0 . 8 9 1 . 2 4 1.86 1 . 7 1 0 . 5 2 1.17 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. 3 : Investment disposal gain related to Real Estate of NT$4.2bn in 2Q17. 4 : PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.